BumBee Designs Incorporated

BUSINESS PLAN

THE BUMBEE SEAT IS THE WORLD'S FIRST RECREATIONAL UTILITY SEAT AND THE ULTIMATE SEATING GADGET ON WHEELS!

PREPARED NOVEMBER 2018

Contact Information

James D. Canova

hello@netcapital.com

www.bumbeeseat.com   http://kck.st/2EJ29wh

1250 Borregas Avenue #131

Sunnyvale, California 94089, United States of America

Table of Contents

Executive Summary...1
"This is still the best item I've ever received from backing a Kickstarter project! I use it often
and it's super comfortable. Best of luck as you move forward with the BumBee Seat." David G.
[BumBee Seat owner in Florida]. 1

Opportunity...7
"Design is not just what it looks like and feels like. Design is how it works." Steve Jobs 7

Execution 14
Design, manufacturing, marketing & sales...14
Our first round of 2,000 units...15

Company Overview, Operations & Team 17
Designed for success...17
A proven Silicon Valley team...19

Financial Plan 26
"Great companies are built on great products." Elon Musk 26
Cumbersome competition...27

Executive Summary

"This is still the best item I've ever received from backing a Kickstarter project! I use it often and it's super comfortable. Best of luck as you move forward with the BumBee Seat." David G. [BumBee Seat owner in Florida].

The "BumBee Seat" is the ultimate crossover seating design on wheels!





'The BumBee Seat' is a crossover product that represents a new product category we call recreational utility seating. Garage, garden, office and recreational use will represent the largest market segments. "The BumBee Seat" crosses over into all of these categories.

- "This is still the best item I've ever received from backing a Kickstarter project! I use it often and it's super comfortable. Best of luck as you move forward with the BumBee Seat." David G. [BumBee Seat owner in Florida].

- "This is a Fantastic Product!!!"   David K. [BumBee Seat owner in Palo Alto, California].

- "Hi James, I received my BumBee today and it's great!"   Callum A. [BumBee Seat owner in Queensland Australia].

- "I love my new Bumbee seat. My husband put the wheels on and it is great.The color is my favorite. Thank you for a great product."   Kathy R. [BumBee Seat owner in Arlington, Texas].

- "James: Finally got a chance to setup the Bumbee in my office / workshop / basement. It's awesome. I can't wait to throw some stickers on it – and make it my desk chair and work bench chair."   Matthew H. [BumBee Seat owner in Springfield Mass].

- "Looking forward to the seat, trying to find something as suitable or even remotely equivalent in the UK was nigh on impossible, so thank you for putting your idea on Kickstarter and hope it goes well for you going forward."   Regards, James G. [BumBee Seat owner Basingstoke Hampshire, United Kingdom].

We designed "The BumBee Seat" to be an adjustable rolling seat design with side utility trays to hold your tools, products or beverage of choice. The seat can be positioned in the up position for average seat height work and can also be folded flat for not only low level work but also easy transport and storage. Our goal was to manufacture an exceptionally high quality version of "The BumBee Seat" right here at home in the Silicon Valley and offer it through a Kickstarter campaign. As a result of our Successful Kickstarter campaign we shipped BumBee Seats [made in the Silicon Valley] throughout the United States and also to the United Kingdom, Canada, Australia and the Philippines.

We discovered through our Kickstarter campaign that "The BumBee Seat" is a crossover product that disrupts the existing marketplace by creating a new novel product category we call recreational utility seating. Our BumBee Seat owners are using their BumBee Seats for the garden, garage, tailgating, custom outdoor seating by the BBQ or your favorite gourmet food truck, dog grooming, ranch chores, tractor, aircraft and motorcycle maintenance, indoor and outdoor projects, art and photo studios, video gaming and fun extra mobile seating for the office that is easy to fold flat and store when not in use.



Happy healthy knees for a lifetime of work & play

"**E**xcessive kneeling or squatting can damage the patella [your kneecap]. Avoid squatting past 90 degrees and, when possible, sit rather than kneel." Andy Pruitt, Ed.D., Director of the Boulder Center for Sports Medicine in Colorado.

"The BumBee Seat" saves your knees and makes garage, garden, office or recreational activities fun, fast, efficient and extremely comfortable in a easy to carry fold flat go anywhere design!



A crossover product designed to dominate the market

We have identified over $612M in annual sales in the garden, garage, office & recreational seat categories in both Amazon [Amazon Prime] & the tool industry. Sources for these Amazon [Amazon Prime] sales figures are junglescout and amzscout both highly regarded Amazon marketing tools websites.

 As a new crossover product in this space we hope "The BumBee Seat" will quickly dominate the market through a comprehensive direct response television campaign that incorporates Amazon Prime & social media as outlined in our 3 year business plan.

Once funded this DRTV campaign will be designed and implemented by our marketing and sales partner "Script to Screen" who has a nearly 40 year track record of success. And only "The BumBee Seat" saves your knees while making garage, garden, office or recreational activities fun, fast, efficient and extremely comfortable in a easy to carry fold flat go anywhere design!

"Great things in business are never done by one person. They're done by a team of people."
Steve Jobs

BumBee Designs Incorporated was founded to bring "The BumBee Seat" successfully to the marketplace. Located in the Silicon Valley, BumBee Designs Inc. has put together the intellectual property [United States Utility Patents 7,237,781 and 8,596,651], design, marketing, sales and distribution resources to form a winning team with proven track records! This business plan outlines how our advisor members of our team hope to bring a refined retail version of "The BumBee Seat" to the market successfully at a retail price point window targeted at $199.99 USD or less.

Our capabilities map – A proven winning team!

- James Douglas Canova – Founder/CEO/inventor of "The BumBee Seat" – The principle and founder of BumBee Designs Incorporated a design company located in the heart of the Silicon Valley. BumBee Designs Inc. is dedicated to fun, flexible and fresh designs like the crossover product "The BumBee Seat".

- David Kelley – Our design advisor – David Kelley is the founder and chairman of the global design and innovation company IDEO. Kelley also founded Stanford University's Hasso Plattner Institute of Design, known as the d.school. As Stanford's Donald W. Whittier Professor in Mechanical Engineering, Kelley is the Academic Director of both of the degree-granting undergraduate and graduate programs in Design within the School of Engineering, and has taught classes in the program for more than 35 years. David also authored "Creative Confidence".

- Acorn Product Development – Our design & manufacturing partner – Tim Lau (CTO), Bill Lev (Director Business Development) and Minxiang Liu (Engineering Manager) – Founded in 1993, Acorn Product Development is based in Silicon Valley with design centers in Boston, Atlanta, and China. They provide comprehensive product engineering services—from turnkey product development, subassembly development, and engineering analysis to materials cost analysis and manufacturing cost reduction—for leading companies around the globe.

- Script to Screen – Our marketing and sales partner – Alex Dinsmoor (Executive Vice President and Chief Stategy Officer – 30 years ago, Ken and Barbara Kerry founded the company with a handful of other creative minds. Focusing on direct response strategies that motivated viewers to take action, Script to Screen collaborated with entrepreneurs and big brands alike to expand revenue channels and build businesses. Their continuing mission is to produce results by creating direct response successes in television and online campaigns for another 30 years.

- Dave Schneck – Our intellectual property attorney – Intellectual property attorney with substantial experience obtaining patents, trademarks and copyright protections for enterprises ranging from small start-ups and individual inventors to Fortune 500 companies. Dave focuses on providing clients with the best information and applying 15 years of experience to allow his clients to capture value from inventions and branding.

- Alyssa Lynch – Our branding and social media marketing advisor – Ms. Lynch has a quarter century of experience in education and marketing. She began her career as a counselor at St. Mary's College in the marketing department. In addition, she's a frequent contributor to the San Jose Mercury News and Silicon Valley Business Journal on the topic of the importance of CTE in the Silicon Valley.

- Kevin M. Epes CPA – Our financial advisor – Kevin has many years experience as a successful CPA in the Silicon Valley working with both high tech start ups and complex financial portfolios.

Opportunity

"Design is not just what it looks like and feels like. Design is how it works." Steve Jobs

25 years of design research

As a premier auto detailing specialist in the Silicon Valley and Greater Bay Area James Douglas Canova used his over 25 years of work experience to design "The BumBee Seat". Born in the Silicon Valley "The BumBee Seat" is a fast, fun, fold flat, portable, crossover design for work or play.



Intellectual property – a patented & novel product design

We have secured two [2] United States Utility Patents 7,237,781 and 8,596,651 for "The BumBee Seat".

Keeping your knees happy & healthy

"Excessive kneeling or squatting can damage the patella [your kneecap]. Avoid squatting past 90 degrees and, when possible, sit rather than kneel." Andy Pruitt, Ed.D., Director of the Boulder Center for Sports Medicine in Colorado.

For many years there have been mobile mechanics seats and creepers in the marketplace. The rolling seat designs allow an individual to roll around a car while seated at an average seat height. The creeper designs allow an individual to position themselves on their back and roll under a car for servicing. Additionally there have been various rolling garden seat designs in the marketplace typically with large wheels and often very heavy for garden use.

However the marketplace has not provided a rolling upright seat design to address both normal seat height and extremely low level work. As a result whether in the garage or garden when we engage in very low level work we tend to do so on our knees. Although knee pads can be utilized, working on our knees is very damaging to the patella and can lead to osteoarthritis of the knee. Sports Medicine professionals highly recommend being kind to your knees whether at work or play [and at any age]. Additionally working on our knees is very slow and inefficient. And of course working on our knees is very uncomfortable. "The BumBee Seat" saves your knees and makes work and play a pleasure!



The lightweight, fold flat go anywhere "BumBee Seat"

Once funded our manufacturing partner Acorn Product Development will develop an improved version of "The BumBee Seat" featuring easy to carry portability, memory foam seat cushion comfort, custom side trays and fold flat capability that can go anywhere and do anything. Pictured here with a nicely chilled glass of wine "The BumBee Seat" is Great by the BBQ or tailgating or at your favorite gourmet food truck location! Perfect for food, fun and your favorite beverage!



Successful test manufacturing & marketing via Kickstarter

Our successful Kickstarter campaign exceeded our goals with highly favorable reviews and provided critically important information for future design, manufacturing and marketing decisions.

"The BumBee Seat" is a crossover product that represents a new product category we call recreational utility seating. Garage, garden, office and recreational use will represent the largest market segments. "The BumBee Seat" crosses over into all of these categories.

We discovered through our Kickstarter campaign that "The BumBee Seat" disrupts the existing marketplace by creating a new novel product category we call recreational utility seating. Our BumBee Seat owners are using their BumBee Seats for the garden, garage, tailgating, custom outdoor seating by the BBQ or your favorite gourmet food truck, dog grooming, ranch chores, tractor, aircraft and motorcycle maintenance, indoor and outdoor projects, art and photo studios, video gaming and fun extra mobile seating for the office that is easy to fold flat and store when not in use.

Our BumBee Seats that retailed at $199 or less sold out in just 11 hours on Kickstarter!

You can view "The BumBee Seat – A Successful Kickstarter Design Project" at the Kickstarter website.

It was an honor to have "The BumBee Seat – A Kickstarter Design Project" Named "Product of the Week" by 3D Innovations.

James Douglas Canova – Keynote Speaker for the Silicon Valley Crowdfunding Network – The BumBee Seat – "Crowdfunding Success Stories" October 29, 2015.


Silicon Valley Crowdfunding Network
Presents
Mr. James D. Canova
The BumBee Seat
In grateful recognition and appreciation for
serving as a Keynote Speaker
"Crowdfunding Success Stories"
October 29, 2015
Arman Mahmoudi, Event Director,
Silicon Valley Crowdfunding Network






ARMY
WEST POINT



Execution

Design, manufacturing, marketing & sales

Acorn Product Development – Our design & manufacturing partner



Tim Lau co-founded Acorn with Ken, and is Acorn's CTO. Tim has 25+ years product development experience in technology product development, and manufacturing liaison roles for NeXT Computer, Wyse Technology, and Plantronics. Tim holds a BS in mechanical engineering from University of Rochester and an MS in mechanical engineering from University of California, Berkeley. Acorn Product Development will improve "The BumBee Seat" design in both form and function by being properly sized for Amazon Prime and with a more intuitive up and down adjustment feature. Amazon Prime represents a huge boost in sales volume for this type of product. Learn more in the "Bios on our Management Team and Advisors" section of this business plan.

Script to Screen – Our marketing & sales partner



BumBee Designs Incorporated working with our marketing partner Alex Dinsmoor at Script to Screen will market "The BumBee Seat" through a comprehensive direct response television campaign that includes social media marketing on multiple platforms. A DRTV Campaign through Script to Screen will hopefully achieve the greatest number of sales in the shortest period of time and also increase the value proposition to larger manufacturers who might be interested in acquiring "The BumBee Seat" crossover design and BumBee Designs Incorporated.

This will also place "The BumBee Seat" on the fast track for Amazon Prime. Acorn Product Development will improve "The BumBee Seat" design in both form and function in addition to being properly sized for Amazon Prime. Amazon Prime represents a huge boost in sales volume for this type of product. Script to Screen will incorporate Amazon Prime distribution into our DRTV Campaign.

"The BumBee Seat" offered through this comprehensive DRTV Campaign will offer upgrades to the product through larger wheel options for example. Custom color utility tray options could also be considered [garage, garden and recreational]. Through our Kickstarter campaign we have learned that the 'sweet spot' retail price point for "The BumBee Seat" is $199 USD. This business plan [from LivePlan] has a proposed retail of $199.99 however this number could set at a lower retail price point as the work from Acorn Product Development with the outlined design improvements could reduce our landed costs to <50USD per unit.

Also note that Alex Dinsmoor at Script to Screen may choose to use a different product name rather than The BumBee Seat for this comprehensive DRTV Campaign. Learn more about Alex and Script to Screen in the "Bios on our Management Team and Advisors" section of this business plan.

Our first round of 2,000 units

3 year business plan as calculated utilizing LivePlan

 Acorn Product Development is expected to both improve the design and reduce the landed costs. Our first production round of 2,000 units would be test marketed through a direct response television campaign [by Script to Screen] for target Q3 2019 sales followed by possibly four sequential production rounds in 2019, 2020 & 2021 through our direct response television campaign to be developed by Script to Screen.

Potential expenses for first production round of 2,000 units [target Q3 2019 sales].

- 2,000 units for launch of DRTV campaign @50USD landed = $100,000.00
- Acorn Product Development to improve product function, size and weight. This work is expected to reduce the landed costs to <50USD. Improved version of the product will be optimized for Amazon Prime requirements. Bill Lev [from Acorn Product Development] has indicated this scope of work could range from $50,000.00 to $100,000.00 = $100,000.00 + $30,000.00 [to reduce future unit costs] = $130,000.00
- Alex Dinsmoor [EVP-Chief Strategy Officer] with Script to Screen has suggested a DRTV campaign that would incorporate a 1-2 minute infomercial that would launch in TBD test markets for a 2 to 4 week period [airtime TBD]. When the 2,000 units are sold out

the DRTV campaign would go 'dark' until the next round of inventory is available. This DRTV campaign total with airtime in test markets = $230,000.00

· 2,000 units sold @199.99USD = $399,980.00

Potential financial highlights as calculated utilizing LivePlan



Potential landed costs, supply chains, & retail pricing

Our Kickstarter Campaign experience has shown us that the retail price point of $199 is optimal for the strongest sales performance. Acorn Product Development will improve product function and reduce size and weight. This work will be targeted to reduce the landed costs to we hope <50USD. For the purposes of this business plan we have listed a retail price point of $199.99.

Our manufacturing partner Acorn Product Development has the resources and expertise to help us deliver a high quality product at we hope our target retail price point in the most cost efficient manner.

Company Overview, Operations & Team

Designed for success

BumBeeDesigns Incorporated [a California C Corporation]

BumBee Designs Incorporated was founded in the hopes of bringing "The BumBee Seat" successfully to the marketplace. Located in the Silicon Valley, BumBeeDesigns Incorporated is a California C Corporation. James Douglas Canova – CEO.

BumBeeDesigns Incorporated

1250 Borregas Avenue #131

Sunnyvale, California 94089

BumBee Designs Incorporated will benefit from the accounting services of ...

Kevin M. Epes, CPA – 1530 Meridian Avenue, 2nd Floor, San Jose, CA 95125



Locations, facilities & distribution channels

BumBee Designs Incorporated will be working with our design manufacturing partner Acorn Product Development who has robust design, manufacturing and distribution resources for "The BumBee Seat". Additionally Acorn Product Development has assets located in China to manage our manufacturing costs and quality control associated with "The BumBee Seat".

Contact – Bill Lev

Director of Business Development, West

Acorn Product Development

39899 Ballentine Drive, Suite 161

Newark, California 94560

BumBee Designs Incorporated

1250 Borregas Avenue #131

Sunnyvale, California 94089

Technology, capabilities & design optimization

The technologies that our design & manufacturing partner Acorn Product Development bring to the manufacture and distribution of "The BumBee Seat" are state of the art. Additionally our manufacturing partner Acorn Product Development has long established manufacturing and distribution channels to bring "The BumBee Seat" successfully to the marketplace..

A proven Silicon Valley team

"If you're trying to create a company, it's like baking a cake. You have to have all the ingredients in the right proportion." Elon Musk

James Douglas Canova – Founder/CEO/inventor of BumBee Designs Incorporated



The principal and founder of BumBee Designs Incorporated a Design Company located in the Heart of the Silicon Valley. BumBeeDesigns Incorporated is dedicated to Fun, Flexible and Fresh Designs.

As a premier auto detailing specialist in the Silicon Valley and Greater Bay Area [Canova Brothers Auto Detailing – James Douglas Canova] "The BumBee Seat" represents over 25 years of design research. Born in the Silicon Valley "The BumBee Seat" is a fast, fun, flexible design for work or play. Inspired by the beautiful and seemingly effortless efficiency of the honeybee "The BumBee Seat" is a crossover product designed to delight you as you create and recreate.

In addition to operating both Canova Brothers & BumBee Designs Incorporated James Douglas Canova also provides public service on two local boards of education in the Silicon Valley.

BumBeeDesigns Incorporated

1250 Borregas Avenue #131, Sunnyvale, California 94089

David Kelley – Our design advisor


I VISITED IDEO PALO ALTO AND ALL I GOT WAS THIS STICKER OF DAVID KELLEY'S FACE.
IDEO
Palo Alto

"This is a Fantastic Product!!!" David Kelley

David Kelley is the founder and chairman of the global design and innovation company IDEO. Kelley also founded Stanford University's Hasso Plattner Institute of Design, known as the d.school. As Stanford's Donald W. Whittier Professor in Mechanical Engineering, Kelley is the Academic Director of both of the degree-granting undergraduate and graduate programs in Design within the School of Engineering, and has taught classes in the program for more than 35 years.

Kelley's most enduring contributions are in human-centered design methodology and design thinking. He is most passionate about using design to help unlock creative confidence in everyone from students to business executives. A frequent speaker on these topics, Kelley and his brother co-authored the New York Times best-selling book Creative Confidence: Unleashing the Creative Potential Within Us All.

After earning a bachelor's degree in electrical engineering at Carnegie Mellon University, Kelley worked as an engineer at both Boeing and NCR. Drawn to design, he entered Stanford University in 1975, where he earned his master's degree in Engineering/Product Design. In 1978, he founded the design firm that would become IDEO and, in that same year, began his teaching career at Stanford, receiving tenure in 1990. He also founded an early-stage venture-capital firm in 1984 called Onset, and was instrumental in starting a special effects firm called Edge Innovations, which creates unique Animatronics for the film industry.

Kelley was inducted into the National Academy of Engineering in 2000. He holds honorary PhD's from both the Thayer School of Engineering at Dartmouth and Art Center College in Pasadena. He has been recognized with numerous honors, including the Chrysler Design Award and the National Design Award in Product Design from the Smithsonian's Cooper-Hewitt National Design Museum, the Robert Fletcher Award from Dartmouth, and the Edison

Achievement Award for Innovation. Preparing the design thinkers of tomorrow earned him the Sir Misha Black Medal for his "distinguished contribution to design education."

Go online to view David Kelley's Ted Talk – "How to build your creative confidence" & his book "Creative Confidence".

Acorn Product Development – Our manufacturing partner



Founded in 1993, Acorn Product Development is based in Silicon Valley with design centers in Boston, Atlanta, and China. We provide comprehensive product engineering services—from turnkey product development, subassembly development, and engineering analysis to materials cost analysis and manufacturing cost reduction—for leading companies around the globe.

We embrace collaboration, simplify complex engineering challenges, establish supply chains, and plan for manufacturing and delivery. Our proven expertise, relationships, and processes help our clients bring innovative, reliable, and cost-effective products to market quickly while maintaining profitability throughout their life cycles.

Acorn Product Development

39899 Balentine Dr., Ste 161

Newark, CA 94560

Tim Lau, Founder and CTO

Tim Lau co-founded Acorn with Ken, and is Acorn's CTO. Tim has 25+ years product development experience in technology product development, and manufacturing liaison roles for NeXT Computer, Wyse Technology, and Plantronics. Tim holds a BS in mechanical engineering from University of Rochester and an MS in mechanical engineering from University of California, Berkeley.

Bill Lev, Director Business Development [also serving as Chief of Business Development for BumBee Designs Incorporated]

Responsible for business development and sales in the Western United States, Bill has more than 20 years of experience in the high-tech sector, working for startups and established companies delivering mission critical solutions to his clients. Based at Acorn's headquarters, he works with the Acorn engineering team to help clients bring their ideas and new products to production. Bill has a B.S. in chemistry from Rutgers and an MBA from Fairleigh Dickenson.

Minxiang Liu, Engineering Manager

Minxiang Liu leads the engineering team in our China Design Center. He has more than 17 years of product design and development experience and five years of teaching experience at the college level. He holds a MS degree in mechanical engineering from Northern Illinois University and BS degree in mechanical engineering from Shanghai University of Technology.

Alex Dinsmoor – Script to Screen – Our sales & marketing partner , EXECUTIVE VICE PRESIDENT AND CHIEF STRATEGY OFFICER



In 2014, Alex Dinsmoor rejoined Script to Screen as Executive Vice President and Chief Strategy Officer. He works closely with companies exploring direct response television to evaluate the feasibility of the format in meeting the sales and marketing objectives of their products.

He previously served as a senior marketing executive with Script to Screen for ten years (1999–2010). During that time, he contributed to the marketing strategy for numerous agency clients, including Estée Lauder, EyeQ, Investools, Abbott Labs, Shark/Ninja, Serta, LifeLock, Fusion Beauty, Wordsmart, and Rubbermaid to name a few.

In 2010, he was recruited to partner on a lifestyle-based direct response product, which he launched as a long-form television campaign (working with Script to Screen as agency) and effectively moved into retail, achieving success on the product side of the business.

Alex received his Bachelor of Arts degree from Pepperdine University and, before joining Script to Screen in 1999, he worked for IMG, a global sports marketing and media firm, where he managed events and corporate sponsorships for professional tennis.

Alex is married with three children and enjoys golf, tennis, basketball and the occasional sailing trip. Which might explain why he's a fan of this Oliver Wendell Holmes quote: "Greatness is not in where we stand, but in what direction we are moving. We must sail sometimes with the wind, and sometimes against it—but sail we must, and not drift, nor lie at anchor."

Alex Dinsmoor, EVP & Chief Strategy Officer

Script to Scrreen

200 North Tustin Avenue, Suite 200, Santa Ana, California 92705

Dave Schneck - Our Silicon Valley Intellectual Property Attorney



Our Intellectual Property Attorney with substantial experience obtaining patents, trademarks and copyright protections for enterprises ranging from small start-ups and individual inventors to Fortune 500 companies. I focus on providing clients with the information and applying 15 years of experience to allow my clients to capture value from inventions and branding. I provide service to high technology companies, including semiconductor, optics, telecommunications, scientific and manufacturing instrumentation, medical devices, biotech and mechanical devices (among others).
Specialties: Patent, trademark, copyright, licensing, due diligence, intellectual property opinion work (including freedom to operate, patent novelty, and infringement opinions), post grant review of patents strategic intellectual property counseling and litigation support. I have worked extensively with protection of intellectual property world wide, and my relationships with foreign associates allow global protection of intellectual property rights.

Alyssa Lynch - Our branding & social media marketing advisor



Alyssa Lynch is the *Superintendent of Metropolitan Education School District (MetroED)* in San Jose. MetroED is focused on preparing students to thrive in college and careers. Programs include S*ilicon Valley Career Technical Education (SVCTE)* and *Silicon Valley Adult Education (SVAE)*. In 2016, she was named one of *Silicon Valley Business Journals Women of Influence*.

Ms. Lynch has a *quarter century of experience in education and marketing*. She began her career as a counselor at St. Mary's College in the marketing department. She then combined her passion for marketing and education and became a marketing instructor at American High School in Fremont.   In 2008, Ms. Lynch was named the *ACSA Career Technical Education Administrator of the Year for California*. From 2013 to 2016 she *rebranded an entire school district* by changing the name, updating logos, websites, increased advertising, visibility social media and publicity. She holds a *bachelor's and master's degree* in Home Economics & Fashion from California State University Fresno and San Francisco State University, a *teaching credential, Administrative Services Credential and a master's degree in Educational Leadership* from San Jose State University. In addition, she's a frequent contributor to the *San Jose Mercury News* and *Silicon Valley Business Journal* on the topic of the importance of CTE in Silicon Valley.

Prior to joining MetroED, Ms. Lynch served as the *Career Technical Education Director at the Santa Clara County Office of Education (SCCOE)*. Ms. Lynch is well known throughout the CTE community for her *marketing and leadership role* in spearheading the CTE initiative in Santa Clara County in 2009.

Kevin M. Epes CPA – Our financial advisor



Kevin has many years experience as a successful CPA in the Silicon Valley working with both high tech start ups and complex financial portfolios. We are very fortunate to benefit from his expertise.

Kevin M. Epes, CPA – 1530 Meridian Avenue, 2nd Floor, San Jose, CA 95125

Financial Plan

"Great companies are built on great products." Elon Musk

BumBee Designs Incorporated needs to secure $575k in seed funding for "The BumBee Seat" through our www.netcapital.com offering.

- a patented, novel and award winning crossover design with proven manufacturing and successful test marketing via Kickstarter exceeding goals with highly favorable reviews.

- well positioned for rapid growth with our manufacturing partner Acorn Product Development and our marketing and sales partner Script to Screen.

- launching a well designed direct response television campaign including Amazon Prime & social media components bringing a high quality, novel and patented design to the marketplace.

BumBee Designs Incorporated will need to manufacture, market, sell and distribute "The BumBee Seat". BumBee Designs Incorporated has developed a 3 year business plan [utilizing LivePlan] that we hope would achieve over $10M in sales of "The BumBee Seat" over 2019, 2020 and 2021 in order to attempt to secure 2.5% to 10% of the marketplace.



Cumbersome competition

We have identified over $612M in annual sales in the garden, garage, office & recreational seat categories in both Amazon [Amazon Prime] & the tool industry. Sources for these Amazon [Amazon Prime] sales figures are junglescout and amzscout both highly regarded Amazon marketing tools websites.

 As a new crossover product in this space we hope "The BumBee Seat" will quickly dominate the market through a comprehensive direct response television campaign that incorporates Amazon Prime & social media as outlined in our 3 year business plan.

Once funded this DRTV campaign will be designed and implemented by our marketing and sales partner Script to Screen who has a nearly 40 year track record of success. And only "The BumBee Seat" saves your knees while making garage, garden, office or recreational activities fun, fast, efficient and extremely comfortable in a easy to carry fold flat go anywhere design!



The cumbersome competition ...



This design [shown above] incorporates knee pads and essentially a bicycle seat. The problem with this design is your still on your knees and now further away from that low level work with no real adjustability. The "BumBee Seat" by comparison gets you closer to that low level work with ergonomic utility trays to your left and right. And of course the "BumBee Seat" adjusts to a normal height position. This seat retails for as high as $250 per unit.



Other seat designs [example shown above] generally offer either a fixed average or low seat height with no adjustabilty. They also feature cheap, uncomfortable hard plastic seats. These other designs are typically included in the garage seats category. Pricing typically ranges $99 to $250 per unit.



The red rolling garden tractor seat [shown above] has a very high seat height with no adjustability for lower level work. Also this unit tips the scales at 40+ pounds! By comparison the "BumBee Seat" with our larger wheel options can go anywhere this rolling garden tractor seat can go and fold flat for low level use or storage. Variations of this rolling garden tractor seat [shown above] are typically found in the garden seat category and price as high as $275 per unit depending on the retailer.

As you can see [below] that with our larger wheel option "The BumBee Seat" is transformed into an exceptional garden seat that also adjusts for low level use!



Here are some of the office seat designs currently in the marketplace that "The BumBee Seat" would compete with. None of these designs match 'The BumBee Seat' which saves your knees and makes garage, garden, office or recreational activities fun, fast, efficient, extremely comfortable in a easy to carry fold flat go anywhere design!



These sales figures for the tool industry [listed below] are impressive. All of these companies include garage seats in their product offerings. Through our Kickstarter campaign we learned that "The BumBee Seat" represents a new product category we call recreational utility seating. Garage, garden, office and recreational use will represent the largest market segments. "The BumBee Seat" crosses over into all of these categories. BumBee Designs Incorporated working with our marketing & sales partner Alex Dinsmoor at "Script to Screen" will market "The BumBee Seat" through a comprehensive direct response television campaign that includes Amazon Prime & social media marketing on multiple platforms. A DRTV campaign through "Script to Screen" that we hope will be the fastest and most efficient marketing format for "The BumBee Seat".

We plan to hire Acorn Product Development to improve "The BumBee Seat" design in both form and function in addition to being properly sized for Amazon Prime. Amazon Prime represents a huge potential boost in sales volume for this type of product. "Script to Screen" plans to incorporate Amazon Prime distribution into our DRTV campaign.

Tool Industry Revenue

Snap-On Tools $3.4 billion USD [2015]

Ingersoll Rand Inc. $13.3 billion USD [2015]

Hilti $4.6 Billion USD [2016]

Stanley Black & Decker Inc. $10.19 billion USD [2012]

and more online at the toolguyd website.